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Exhibit 4.31

news release

NORANDA MEETS REPRESENTATIVES OF
STRIKING HORNE SMELTER WORKERS

TORONTO, ONTARIO, December 5, 2002 — Noranda Inc. confirmed today that at the request of representatives of striking workers at its Horne copper smelter in Rouyn-Noranda, Quebec, Mr. Derek Pannell, Noranda's President and Chief Executive Officer met with a delegation of union representatives at the Company's office in Toronto.

During the meeting, Mr. Pannell reaffirmed the Company's position on its final offer that was presented to the union on November 13, 2002.

"Noranda's financial situation and the current market conditions have not improved. Given this, we believe that our final offer was very generous and is necessary in order to maintain the Horne's economic viability", stated Derek Pannell, President and Chief Executive Officer of Noranda. "We encourage our employees to reconsider their position."

Terms of the final offer include salary and pension increases of 9.6% and 12.5% respectively over the life of the agreement, improvements to the benefits program and special early-retirement programs. This would bring the average hourly rate to $24.79 in 2005.

Since the strike began on June 18, 2002, treatment charges for custom smelting have deteriorated considerably which have directly impacted on the Horne's viability. In addition, depressed metal prices and weak demand for metal products across all sectors contributed to Noranda's $70 million loss in the third quarter 2002.

The 510 striking employees are members of Le Syndicat des travailleurs de la Mine Noranda, affiliated with the Confédération des syndicats nationaux (CSN). The previous collective agreement expired on February 28, 2002. Workers have been on strike since June 18th, 2002.

The Horne smelter produced 188,000 tonnes of copper in 2001. The smelter is currently operating at more than 70% capacity by approximately 120 non-union staff and managers.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in nine countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:
Dale Coffin
Manager, External Communications
Noranda Inc.
416-982-7161
dale.coffin@toronto.norfalc.com

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news release
NORANDA MEETS REPRESENTATIVES OF STRIKING HORNE SMELTER WORKERS